SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                               Griffon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    398433102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                  212-756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

--------------------------------------------------------------------------------
         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

-------------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                              --------------------
CUSIP NO.  398433102                                         PAGE 2 OF 11 PAGES
------------------------------                              --------------------


---------------- ---------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      CLINTON GROUP, INC.
---------------- ---------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
---------------- ---------------------------------------------------------------
        3        SEC USE ONLY
---------------- ---------------------------------------------------------------
        4        SOURCE OF FUNDS*
                      AF
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                |_|
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
---------------- ---------------- ----------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
       SHARES                          -0-
    BENEFICIALLY      ----------  ----------------------------------------------
      OWNED BY
        EACH                 8    SHARED VOTING POWER
     REPORTING                         1,505,476
    PERSON WITH       ----------  ----------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                       -0-
                      ----------  ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                       1,505,476
---------------- ---------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                      1,505,476
---------------- ---------------------------------------------------------------
       12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                        |_|
---------------- ---------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.99%
---------------- ---------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*
                      IA, CO
---------------- ---------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                              --------------------
CUSIP NO.  398433102                                         PAGE 3 OF 11 PAGES
------------------------------                              --------------------


---------------- ---------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      CLINTON MULTISTRATEGY MASTER FUND, LTD.
---------------- ---------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
---------------- ---------------------------------------------------------------
        3        SEC USE ONLY
---------------- ---------------------------------------------------------------
        4        SOURCE OF FUNDS*
                      WC
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                |_|
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      CAYMAN ISLANDS
---------------- ---------------- ----------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
       SHARES                          -0-
    BENEFICIALLY      ----------  ----------------------------------------------
      OWNED BY
        EACH                 8    SHARED VOTING POWER
     REPORTING                         566,030
    PERSON WITH       ----------  ----------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                       -0-
                      ----------  ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                       566,030
---------------- ---------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                      566,030
---------------- ---------------------------------------------------------------
       12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                        |_|
---------------- ---------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.88%
---------------- ---------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*
                      CO
---------------- ---------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                              --------------------
CUSIP NO.  398433102                                         PAGE 4 OF 11 PAGES
------------------------------                              --------------------


---------------- ---------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
---------------- ---------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
---------------- ---------------------------------------------------------------
        3        SEC USE ONLY
---------------- ---------------------------------------------------------------
        4        SOURCE OF FUNDS*
                      WC
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                |_|
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      CAYMAN ISLANDS
---------------- ---------------- ----------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
       SHARES                          -0-
    BENEFICIALLY      ----------  ----------------------------------------------
      OWNED BY
        EACH                 8    SHARED VOTING POWER
     REPORTING                         -0-
    PERSON WITH       ----------  ----------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                       -0-
                      ----------  ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                       -0-
---------------- ---------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                      -0-
---------------- ---------------------------------------------------------------
       12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                        |_|
---------------- ---------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.00%
---------------- ---------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*
                      CO
---------------- ---------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                              --------------------
CUSIP NO.  398433102                                         PAGE 5 OF 11 PAGES
------------------------------                              --------------------


---------------- ---------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      CLINTON LEXINGTON MASTER FUND, L.P.
---------------- ---------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
---------------- ---------------------------------------------------------------
        3        SEC USE ONLY
---------------- ---------------------------------------------------------------
        4        SOURCE OF FUNDS*
                      AF
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                |_|
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES
---------------- ---------------- ----------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
       SHARES                          -0-
    BENEFICIALLY      ----------  ----------------------------------------------
      OWNED BY
        EACH                 8    SHARED VOTING POWER
     REPORTING                         -0-
    PERSON WITH       ----------  ----------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                       -0-
                      ----------  ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                       -0-
---------------- ---------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                      -0-
---------------- ---------------------------------------------------------------
       12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                        |_|
---------------- ---------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.00%
---------------- ---------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*
                      PN
---------------- ---------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                              --------------------
CUSIP NO.  398433102                                         PAGE 6 OF 11 PAGES
------------------------------                              --------------------


---------------- ---------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      CLINTON MAGNOLIA MASTER FUND, LTD.
---------------- ---------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
---------------- ---------------------------------------------------------------
        3        SEC USE ONLY
---------------- ---------------------------------------------------------------
        4        SOURCE OF FUNDS*
                      WC
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                |_|
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      CAYMAN ISLANDS
---------------- ---------------- ----------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
       SHARES                          -0-
    BENEFICIALLY      ----------  ----------------------------------------------
      OWNED BY
        EACH                 8    SHARED VOTING POWER
     REPORTING                         939,446
    PERSON WITH       ----------  ----------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                       -0-
                      ----------  ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                       939,446
---------------- ---------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                      939,446
---------------- ---------------------------------------------------------------
       12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                        |_|
---------------- ---------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.11%
---------------- ---------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*
                      CO
---------------- ---------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                              --------------------
CUSIP NO.  398433102                                         PAGE 7 OF 11 PAGES
------------------------------                              --------------------

---------------- ---------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      GEORGE E. HALL
---------------- ---------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
---------------- ---------------------------------------------------------------
        3        SEC USE ONLY
---------------- ---------------------------------------------------------------
        4        SOURCE OF FUNDS*
                      AF
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                |_|
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      CAYMAN ISLANDS
---------------- ---------------- ----------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
       SHARES                          -0-
    BENEFICIALLY      ----------  ----------------------------------------------
      OWNED BY
        EACH                 8    SHARED VOTING POWER
     REPORTING                         1,505,476
    PERSON WITH       ----------  ----------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                       -0-
                      ----------  ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                       1,505,476
---------------- ---------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                      1,505,476
---------------- ---------------------------------------------------------------
       12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                        |_|
---------------- ---------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.99%
---------------- ---------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*
                      IN
---------------- ---------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                              --------------------
CUSIP NO.  398433102                                         PAGE 8 OF 11 PAGES
------------------------------                              --------------------


          The Schedule 13D filed on December 20, 2006 (the "Schedule 13D") with respect to the shares of Common Stock, par value $0.25 per share (the "Shares"), of Griffon Corporation, a Delaware corporation (the "Issuer") by the Reporting Persons, as previously amended, is hereby amended as set forth herein by this Amendment No. 8. This Amendment No. 8 also constitutes an "exit filing" for the Reporting Persons, who do not intend to file any further amendments to the
Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The second sentence of item 3 of the Schedule 13D is hereby amended as follows:

          A total of approximately $46 million was paid to acquire the Shares reported herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Schedule 13D is hereby amended and restated as follows:

          (a) As of the close of business on August 26, 2008, the Reporting Persons beneficially owned an aggregate of 1,505,476 Shares, constituting approximately 4.99% of the Shares outstanding.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 30,186,433 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2008 as reported in the Issuer's Quarterly Report, filed on August 11, 2008 on Form 10-Q, for the period ended June 30, 2008.

          (b) By virtue of investment management agreements with each of CMS and CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 566,030 Shares held by CMSF and the 939,446 Shares held by CMAG. By virtue of his direct and indirect control of CGI, George
E. Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI and George E. Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,505,476 Shares.

          (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

          (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Agust 26, 2008.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended and restated as follows:

          The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have short economic exposure to 144,137 Shares through such contracts. Such contracts do not give the Reporting Persons direct

------------------------------                              --------------------
CUSIP NO.  398433102                                         PAGE 9 OF 11 PAGES
------------------------------                              --------------------


or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

          Certain of the Reporting Persons are parties to exchange traded option agreements (the "Call Option Contracts"), that give a counterparty the right to purchase a total of 129,000 Shares from the Reporting Persons at prices ranging from $10.00 to $12.50 per Share, and can be exercised at any time prior to expiration dates ranging from September 20, 2008 to October 18, 2008. In addition, certain of the Reporting Persons are parties to exchange traded option agreements (the "Put Option Contracts") that (i) give the Reporting Persons the right to sell 2,500 Shares to a counterparty at a price of $12.50 per Share, and
(ii) give a counterparty the right to sell 2,500 Shares to the Reporting Persons at a price of $12.50 per Share. The Put Option Contracts expire on September 20, 2008.

          Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

------------------------------                              --------------------
CUSIP NO.  398433102                                         PAGE 10 OF 11 PAGES
------------------------------                              --------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2008

                              CLINTON GROUP, INC.

                              By:    /s/ Francis Ruchalski
                                     ------------------------------------
                              Name:  Francis Ruchalski
                              Title: Comptroller


                              CLINTON MULTISTRATEGY MASTER FUND, LTD.
                              By: Clinton Group, Inc. its investment manager

                              By:    /s/ Francis Ruchalski
                                     ------------------------------------
                              Name:  Francis Ruchalski
                              Title: Comptroller


                              CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                              By: Clinton Group, Inc. its investment manager

                              By:    /s/ Francis Ruchalski
                                     ------------------------------------
                              Name:  Francis Ruchalski
                              Title: Comptroller


                              CLINTON LEXINGTON MASTER FUND, L.P.
                              By: Clinton Group, Inc. its investment manager

                              By:    /s/ Francis Ruchalski
                                     ------------------------------------
                              Name:  Francis Ruchalski
                              Title: Comptroller


                              CLINTON MAGNOLIA MASTER FUND, LTD.
                              By: Clinton Group, Inc. its investment manager

                              By:    /s/ Francis Ruchalski
                                     ------------------------------------
                              Name:  Francis Ruchalski
                              Title: Chief Financial Officer

                                     /s/ George E. Hall
                                     ------------------------------------
                                     George E. Hall

------------------------------                              --------------------
CUSIP NO.  398433102                                         PAGE 11 OF 11 PAGES
------------------------------                              --------------------



                                   SCHEDULE B

           TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING
                                THE PAST 60 DAYS


CMSF

   Trade Date               Shared Purchased (Sold)         Price Per Share ($)
-----------------        ---------------------------       --------------------
     6/25/08                            950                        9.01
     6/25/08                        (22,200)                       9.16
     6/26/08                          6,030                        9.01
     6/30/08                          4,807                        8.76
     6/30/08                            (30)                       8.81
     6/30/08                         (2,700)                       8.78
      7/1/08                        (55,000)                       8.80
      7/2/08                         (4,290)                       8.88
     7/15/08                        (25,000)                       9.00
     7/16/08                            200                        8.75
     7/16/08                         (6,927)                       9.04
     7/25/08                          5,560                        9.94
     7/28/08                          3,450                        9.87
     7/29/08                          3,750                        9.98
     7/31/08                          4,800                       10.03
     8/15/08                           (500)                      10.00
     8/15/08                         (2,000)                      10.00
     8/21/08                        (55,400)                      12.39
     8/21/08                        (45,600)                      12.39
     8/25/08                       (125,000)                      12.47
     8/26/08                       (230,000)                      12.37


CMAG

     6/25/08                            950                        9.01
     6/25/08                        (22,200)                       9.16
     6/26/08                         14,070                        9.01
     6/30/08                         11,216                        8.76
     6/30/08                            (70)                       8.81
     6/30/08                         (6,300)                       8.78
      7/1/08                        (55,000)                       8.80
      7/2/08                        (10,010)                       8.88
     7/14/08                         (4,201)                       8.97
     7/14/08                         (8,400)                       8.97
     7/15/08                        (15,000)                       9.01
     7/15/08                        (20,800)                       9.02
     7/16/08                            200                        8.75
     7/16/08                         (6,927)                       9.04
     7/25/08                          8,340                        9.94
     7/28/08                          3,450                        9.87
     7/29/08                          3,750                        9.98
     7/31/08                          4,800                       10.03
      8/7/08                         15,000                       10.05
     8/15/08                         (8,500)                      10.00
     8/25/08                       (125,000)                      12.47
     8/25/08                        (30,000)                      12.44
     8/26/08                       (230,000)                      12.37
     8/26/08                        (62,900)                      12.43